Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thoughtfull Toys, Inc.
303 Potrero Street, Building 29, Unit 101
Santa Cruz, CA 95060
modarri.com

Up to $1,069,999.65 in Series Seed-NV Non-Voting Preferred Stock at $0.47
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Thoughtfull Toys, Inc.
Address: 303 Potrero Street, Building 29, Unit 101, Santa Cruz, CA 95060
State of Incorporation: CA
Date Incorporated: March 12, 2013

Terms:

Equity

Offering Minimum: $9,999.72 | 21,276 shares of Series Seed-NV Non-Voting Preferred Stock
Offering Maximum: $1,069,999.65 | 2,276,595 shares of Series Seed-NV Non-Voting Preferred Stock
Type of Security Offered: Series Seed-NV Non-Voting Preferred Stock
Purchase Price of Security Offered: $0.47
Minimum Investment Amount (per investor): $250.04

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

1 Turbo Monster Truck

Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 48 hours - Super Early Bird Bonus | 10% bonus shares

Next 5 days - Early Adopters | 5% bonus shares

Volume

$250+ 1 Turbo Monster Truck

$500+ 1 Turbo Monster Truck, 1 Midnight Camo Pro Car

$1,000+ 1 Modarri Transporter includes 3 Modarri Pro Cars, 1 Enduro Racer

$2,500+ 1 Carrying Case, 8 Pro cars, 2 Body Packs + Accessories, 1 Enduro Racer

$5,000+ 1 NASCAR track pack, 1 Carrying Case, 8 Pro Cars, 2 Body Packs + Accessories, 1 Enduro Racer

$20,000+ 10% Bonus Shares, 1 NASCAR track pack, 1 Carrying Case, 8 PRO Cars, 2 Body Packs + Accessories, 1 Enduro Racer, 1 Enduro Truck

$50,000+ 15% Bonus Shares, 1 NASCAR track pack, 1 Carrying Case, 8 PRO Cars, 2 Body Packs + Accessories, 1 Enduro Racer, 1 Enduro Truck

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Thoughtfull Toys, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-NV Non-Voting Preferred Stock at $0.47 / share, you will receive 110 Series Seed-NV Non-Voting Preferred Stock, meaning you'll own 110 shares for $47. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We know how to invent and design unique products that are beautiful, fun, durable and patentable.

Our company's mission is to build imaginations, one hex screw at a time.

Our demographic are 3-15 year olds.

I started ThoughtFull Toys after my previous company had a successful exit. My invention, the Oball Brand, has sold tens of millions of units. Our investors were happy and made significant returns. Many invested in our new venture, Thoughtfull Toys.

Modarri was the result of looking at known play patterns: Dolls, Balls and Toy Cars. As the founders are Three Dads, we weren't attracted to doing dolls. My Oball is one of the best balls for children so we didn't want to re-enter that market. The Three Dads all have a love for vehicles larger and small. We decided to focus on creating the

Ultimate Toy Car, vehicles that can both be redesigned and driven.

The Modarri brand (name is from Modular + Ferrari by my son) is our line award-winning, patented STEM/STEAM toy vehicles and tracks that reflect long-lost values of classic play: building together, sharing parts, actively socializing, and personally connecting together instead of through a phone or tablet.

Modarri provides hands-on, battery-free play and quick build times, extraordinary customization, real steering and suspension mechanics, and endless play possibilities. Our toy cars are beautiful enough to be displayed on a shelf yet durable enough for outside play.

Every Modarri part is interchangeable across all Modarri cars, mix and match pieces to design your car just the way you want it.

We have both a performance line (Pro) for Specialty and Online sales and a value line (Turbo) for Mass Market and International sales.

We know how to work with our contract Chinese factories to ramp up production and we know how to sell to all channels of distribution.

We have over 5,000 registered users; 55,000 Facebook followers; and 55,000 Instagrams followers.

Competitors and Industry

Our main competitors are Lego (~$5B) and Hot Wheels (~$1B) but also include Tech Deck, Automoblox, Ridemakerz, RC Cars, Die Cast Vehicles and other vehicles and also construction systems.

The toy industry sells through four main channels: "Mom & Pop" Specialty Toy Stores, Mass Market (Walmart, Walgreens, Target, etc.), Internet (Amazon and other websites) and International (direct import distributors).

Current Stage and Roadmap

We sell to Specialty and Mass Market stores through established sales reps. We sell to International accounts using distributors including China, Canada and the UK. Our Website and Amazon are pushed by our inhouse marketing team. We have launched our online Modarri Configurator for designing, buying and quickly receiving a Modarri car designed by the customer.

We started selling to over 1,200 Walmart stores beginning in mid-January 2020. We have a proven supply chain and distribution system. We are raising capital to continue to fulfill Walmart orders, raise brand awareness for Walmart shoppers and potential demand from other Big Box retailers and online channels. Our vision includes: Digital Community, Online Racing & Adventures Games and Design Contests, Theme Parks, Design Centers and School Curriculm.

The Team

Officers and Directors

Name: David Silverglate

David Silverglate's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 12, 2013 - Present
  Responsibilities: Running the company, insure adequate funding, work with the COO and others to make the company a success. He is paid $5K per month.

- **Position:** Director
  Dates of Service: March 12, 2013 - Present
  Responsibilities: Manage Long Term Strategies

- **Position:** CFO
  Dates of Service: October 24, 2019 - Present
  Responsibilities: Overseeing all financial aspects of the company.

- **Position:** Team Member
  Dates of Service: March 13, 2013 - Present
  Responsibilities: Part of the core ThoughtFull Toys team

Name: Trevor Hite

Trevor Hite's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: March 12, 2013 - Present
  Responsibilities: Overseeing the day to day operations including employees. Pay is $5,000 per month.

- **Position:** Director
  Dates of Service: March 12, 2013 - Present
  Responsibilities: Manage Long Term Strategies

- **Position:** Team Member
  Dates of Service: March 13, 2013 - Present
  Responsibilities: Part of the core management team

Name: Brian Gulassa

Brian Gulassa's current primary role is with Gulassa Design. Brian Gulassa currently works about 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer
  Dates of Service: April 12, 2013 - Present
  Responsibilities: In charge of designing product and packaging plus overseeing designs by others. Also working on company graphics, displays and trade show designs. Brian is a contractor to the company. His hourly rate with the company is $90.

- **Position:** Director
  Dates of Service: April 12, 2013 - Present
  Responsibilities: Helping steer the company along with the two other directors.

- **Position:** Team Member
  Dates of Service: March 13, 2013 - Present
  Responsibilities: A core member of the management team.

Other business experience in the past three years:

- **Employer:** Green Toys
  Title: Product design contractor
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Helping to design product and packaging.

Other business experience in the past three years:

- **Employer:** California College of the Arts
  Title: Instrustructor
  Dates of Service: January 01, 1990 - Present
  Responsibilities: Teaches product design

Other business experience in the past three years:

- **Employer:** Gulassa Design
  Title: Owner
  Dates of Service: February 01, 1980 - Present
  Responsibilities: Brian is a contract product and packaging designer. This is his company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the toy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate the possibility of needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed-NV Stock. In addition, if we need to raise more equity capital from the sale of Common or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Series Seed-NV Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series Seed-NV stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

ThoughtFull Toys, Inc. was formed on March 13th, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ThoughtFull Toys, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the Consumer Products Safety Commission, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThoughtFull Toys, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThoughtFull Toys, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Toy Business has it's Own Hurdles

The toy market changes rapidly, there can be supply chain challenges when buying from China (Modarri) and Vietnam (Enduro), stores close (Toys R Us), and consumer tastes change.

Toy Competition

Our products compete with other toys in a very competitive environment. Though the barriers to entry are low, the cost of achieving brand recognition are not.

Toy Patent and Trademark Risks

Though we have issued and pending utility and design patents, it can be costly to enforce claims against infringers in the toy industry especially with online knockoffs.

Product Risks

Although all products are for 3+ years, there are still testing requirements to pass and liability issues. The company carries product liability insurance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Silverglate Revocable Trust dated July 1, 1996	2,777,346	Common Stock	24.0

The Company's Securities

The Company has authorized Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-NV Non-Voting Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,276,595 of Series Seed-NV Non-Voting Preferred Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 162,500 with a total of 162,500 outstanding.

Voting Rights

each share has 1 vote.

Material Rights

Liquidation Prefernces

• Each Series of preferred stock receives 1x its investment back, prior to Common Stock, in the following order:

  o 1st - Series Seed-3 receives 1x distribution;

  o 2nd - Series Seed-2 receives 1x distribution;

  o 3rd - Series Seed-1 receives 1x distribution;

  o 4th - Series Seed-NV receives 1x distribution;

  o 5th - Common receives 1x distribution

  o All series of preferred stock have a dividend rate of ~8%, distributed in the same order as Liquidation preference above.

• No series of preferred stock participates in the Common distribution.

All series of Voting Preferred Stock (Series Seed-1, Series Seed-2 and Series Seed-3) have the option to convert to Common, on a 1:1 basis. Series Seed-NV has no optional conversion.

All Voting Preferred Stock have pro rata rights to participate in future rounds (preemptive rights).

Series Seed-2 Preferred Stock

The amount of security authorized is 460,000 with a total of 460,000 outstanding.

Voting Rights

each share has one vote

Material Rights

Preferred Series Liquidation/Distribution order:

• Each Series of preferred stock receives 1x its investment back, prior to Common Stock, in the following order:

  o 1st - Series Seed-3 receives 1x distribution;

  o 2nd - Series Seed-2 receives 1x distribution;

  o 3rd - Series Seed-1 receives 1x distribution;

  o 4th - Series Seed-NV receives 1x distribution;

  o 5th - Common receives 1x distribution

  o All series of preferred stock have a dividend rate of ~8%, distributed in the same order as Liquidation preference above.

• No series of preferred stock participates in the Common distribution.

All series of Voting Preferred Stock (Series Seed-1, Series Seed-2 and Series Seed-3) have the option to convert to Common, on a 1:1 basis. Series Seed-NV has no optional conversion.

All Voting Preferred Stock have pro rata rights to participate in future rounds (preemptive rights).

Series Seed-3 Preferred Stock

The amount of security authorized is 5,600,000 with a total of 5,528,533 outstanding.

Voting Rights

each share has one vote

Material Rights

Preferred Series Liquidation/Distribution order:

• Each Series of preferred stock receives 1x its investment back, prior to Common Stock, in the following order:

  o 1st - Series Seed-3 receives 1x distribution;

  o 2nd - Series Seed-2 receives 1x distribution;

  o 3rd - Series Seed-1 receives 1x distribution;

  o 4th - Series Seed-NV receives 1x distribution;

  o 5th - Common receives 1x distribution

  o All series of preferred stock have a dividend rate of ~8%, distributed in the same order as Liquidation preference above.

• No series of preferred stock participates in the Common distribution.

All series of Voting Preferred Stock (Series Seed-1, Series Seed-2 and Series Seed-3) have the option to convert to Common, on a 1:1 basis. Series Seed-NV has no optional conversion.

All Voting Preferred Stock have pro rata rights to participate in future rounds (preemptive rights).

The total amount outstanding includes outstanding Warrants that allow holders can purchase 123,688 shares of series seed-3 preferred stock at $0.667 per share.

Series Seed-NV Non-Voting Preferred Stock

The amount of security authorized is 2,620,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-NV Non-Voting Preferred Stock.

Material Rights

Preferred Series Liquidation/Distribution order:

• Each Series of preferred stock receives 1x its investment back, prior to Common Stock, in the following order:

  o 1st - Series Seed-3 receives 1x distribution;

  o 2nd - Series Seed-2 receives 1x distribution;

  o 3rd - Series Seed-1 receives 1x distribution;

o 4th - Series Seed-NV receives 1x distribution;

o 5th - Common receives 1x distribution

o All series of preferred stock have a dividend rate of ~8%, distributed in the same order as Liquidation preference above.

• No series of preferred stock participates in the Common distribution.

All series of Voting Preferred Stock (Series Seed-1, Series Seed-2 and Series Seed-3) have the option to convert to Common, on a 1:1 basis. Series Seed-NV has no optional conversion.

All Voting Preferred Stock have pro rata rights to participate in future rounds (preemptive rights).

Series Seed-NV Preferred Stock is subject to a Drag-Along as follows: upon the approval of a "Sale of the Company" ("Stock Sale") or "Deemed Liquidation Event" by a majority of the Common Stock and Voting Preferred Stock, if such transaction requires the approval or vote of the holders of Series Seed-NV Preferred Stock, then each holder of Series Seed-NV Preferred Stock shall vote in favor of such transaction (as set forth in the Subscription Agreement).

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,416,010 outstanding.

Voting Rights

each share has one vote

Material Rights

The total amount outstanding includes:

1) Outstanding warrants that allow the holders to purchase 179,912 shares of common stock at $0.35 per share;

2) Outstanding stock Options that allow the holders to purchase 333,338 shares of common stock at an exercise price of $0.35 per share; and

3) 1,337,021 shares of common stock reserved but unissued shares under the company's equity incentive plan.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. In addition, your Subscription Agreement includes a "drag-along" provision, in which you will be required to support (and vote in favor of) a Sale of the Company (or certain other "Deemed Liquidation Events") that have been approved by the holders of a majority of the outstanding shares of voting Preferred Stock.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $920,000.00
  Number of Securities Sold: 460,000

Use of proceeds: Development, tooling and inventory of the "Enduro" line of sustainable products and ongoing operations.
Date: December 31, 2017
Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $650,000.00
  Number of Securities Sold: 162,500
  Use of proceeds: Ongoing operations, international sales trade shows and marketing efforts.
  Date: February 09, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,895,002.30
  Number of Securities Sold: 5,404,845
  Use of proceeds: Development of the "Turbo" value line of vehicles, tooling, inventory, mass market sales efforts and ongoing operations.
  Date: November 14, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Results of Operations</u>

Year ended December 31, 2018 compared to year ended December 31, 2017

The following is based on our unaudited financials.

Revenue

Revenue for fiscal year 2018 was $1,580,699 and was down compared to fiscal year 2017 of

$1,735,660. The $154,960 decline is due to product sales dropping $95,000, royalties dropping approximately $70,000 and shipping income increasing by $10,000. We believe that the decline in revenue is due to the contraction in general of the boutique toy market.

Cost of Sales

Cost of sales in 2018 was $1,009,425 a decrease of approximately $77,849 from costs of $1,087,274 in fiscal year 2017. This reduction was due largely to a decrease in sales.

Gross margins

2018 gross profit decreased by $77,111 over 2017 gross profit and gross margins as a percentage of revenues decreased from 37.4% in 2017 to 36.1% in 2018. This decrease in performance was caused by better pricing from the factory.

Expenses

The Company's expenses consisted of among other things, compensation and benefits, sales and marketing expenses, fees for professional services and research and development. In 2018 expenses increased by $396,401 from 2017. In 2018 Amazon Fees increases by $100,000, freight increases by $77,000, professional fees increased by $59,000, commission expense increases by $21,000, travel fees by $35,000, marketing expense increased by $40,000, Outside services increased by $45,000, Tradeshow Expenses increased by $43,000 and rent expense by $9,000.

===

Year ended December 31, 2019 compared to year ended December 31, 2018

The following is based on our unaudited financials.

Revenue

Revenue for fiscal year 2019 was $1,358,810 and was down compared to fiscal year 2018 of

$1,580,699. The $221,890 decline is due to product sales dropping $276,000, royalties increasing approximately $66,000 and shipping income decreasing by $7,800. We believe that the decline in revenue is due to shift in sales effort to mass market for 2020 sales and further declines in sales to the boutique toy stores.

Cost of Sales

Cost of sales in 2019 was $733,307 a decrease of approximately $276,118 from costs of

$1,009,425 in fiscal year 2018. This reduction was due largely to a decrease in sales.

Gross margins

2019 gross profit increased by $54,228 over 2018 gross profit and gross margins as a percentage of revenues increased from 36.1% in 2018 to 46.0% in 2019. This increase in performance was caused by better pricing from the factory including the introduction of the Turbo Monster Truck.

Expenses

The Company's expenses consisted of among other things, compensation and benefits, sales and marketing expenses, fees for professional services and research and development. In 2019 expenses increased by $407,808 from 2018. In 2019 Amazon Fees increases by $31,000, G&A professional fees increases by $142,085, R&D increased by $139,547, marketing expense increased by $80,029, Professional marketing fees increased by $13,000.

Historical results and cash flows:

The company is transitioning to less product development and a focus on sales and marketing. The product line is an optimum mix of both value and performance items. The other transition is from selling to boutique toy stores to mass market and online markets. This transition should lower G&A and product development while increasing sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ThoughtFull Toys has cash, inventory, lines of credit and accounts receivable. The company currently has a revolving line of credit with Chase, for a total amount available of $300K. This line of credit currently has an outstanding balance of $300K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The round will supplement ongoing operations to allow for growth especially in marketing and brand building. We have lines ofcredit, inventory, orders and accounts receivable to fund the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is currently operating on existing resources and has plans to continue without StartEngine investments.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company plans to continue operations indefinitely without any investments from StartEngine. StartEngine funds will be used to build the brands and market the products.

How long will you be able to operate the company if you raise your maximum funding goal?

If ThoughtFull Toys raises $1.07M, the company should be able to grow at a much faster rate by increases sales in boutique toy stores, mass market locations and online, including Amazon.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are using our pitchdeck and data room to present to angel and VC groups. We also have contacts in the toy industry that we approaching. As sales grow, our $300K line of credit from Santa Cruz County Bank can be expanded.

Indebtedness

- **Creditor:** Santa Cruz County Bank
  Amount Owed: $300,000.00
  Interest Rate: 9.0%

Related Party Transactions

- **Name of Entity:** Brian Gulassa
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Royalty Agreement, dated April 12, 2013, granting certain royalty payments to Mr. Gulassa, a director, officer and shareholder of the Company.
  Material Terms: Brian Gulassa gets a 1.25% royalty on products he designs until the sale or acquisition of the company.

Valuation

Pre-Money Valuation: $5,436,505.98

Valuation Details:

The valuation is based on a number of variables including recent entry at Walmart, two issued utility patents plus pending utility and design patents, the introduction of the online Modarri Configurator, inventory and a 4X multiple of revenue for 2019; 4 x $1.36M = ~$5.44M.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Minimum funding goal will pay for the costs of StartEngine. Funds raised above this amount can pay for marketing and inventory.

If we raise the over allotment amount of $1,069,999.65, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Marketing to support launch at Walmart plus driving traffic to our website.

- *Inventory*
  30.0%
  Need to bring in more inventory to support Walmart sales. Also need inventory to grow online and retail business

- *Operations*
  16.5%
  Continue to support operations including salaries, fees and other costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at modarri.com (modarri.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thoughtfull-toys-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thoughtfull Toys, Inc.

[See attached]

THOUGHTFULL TOYS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Thoughtfull Toys Inc.
Santa Cruz, California

We have reviewed the accompanying financial statements of Thoughtfull Toys, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

January 15, 2020
Los Angeles, California

THOUGHTFULL TOYS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2018		2017
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	304,126	$	276,920
Accounts receivable—net		137,860		158,243
Inventories		322,686		327,971
Prepaids and other current assets		181,274		255,463
Total current assets		**945,946**		**1,018,597**
Property and equipment, net		283,796		189,784
Intangible assets, net		1,882		2,233
Other assets		3,668		3,348
Total assets	$	**1,235,292**	$	**1,213,962**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	191,019	$	358,181
Credit Card		68,419		53,832
Other current liabilities		183,915		265,625
Total current liabilities		**443,354**		**677,639**
Note payable		1,849,752		515,600
Total liabilities		**2,293,106**		**1,193,239**
STOCKHOLDERS' EQUITY				
Common Stock		2,584,770		2,232,623
Preferred Stock		1,570,000		1,570,000
Equity issuance cost		(60,001)		-
Retained earnings/(Accumulated Deficit)		(5,152,583)		(3,781,899)
Total stockholders' equity		**(1,057,814)**		**20,723**
Total liabilities and members' equity	$	**1,235,292**	$	**1,213,962**

See accompanying notes to financial statements.

THOUGHTFULL TOYS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2018**		**2017**
(USD $ in Dollars)				
Net revenue	$	1,580,699	$	1,735,660
Cost of goods sold		1,009,425		1,087,274
Gross profit		571,274		648,385
Operating expenses				
General and administrative		1,638,987		1,256,549
Research and development		58,114		77,149
Sales and marketing		193,503		120,045
Total operating expenses		1,890,604		1,453,743
Operating income/(loss)		(1,319,330)		(805,358)
Interest expense		57,370		26,864
Other Loss/(Income)		(6,817)		(4,511)
Income/(Loss) before provision for income taxes		(1,369,884)		(827,711)
Provision/(Benefit) for income taxes		800		800
Net income/(Net Loss)	**$**	**(1,370,684)**	**$**	**(828,511)**

See accompanying notes to financial statements.

THOUGHTFULL TOYS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2018 and 2017

(in thousands, $US)	Common Stock		Preferred Stock Seed 1		Preferred Stock Seed 2		Equity issuance cost	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2016	1,698,752	$ 2,232,623	162,500	$ 650,000	-	$ -		$ (2,953,389)	$ (70,766)
Net income/(loss)	-	-	-	-		-	-	(828,511)	(828,511)
Issuance of preferred shares		-	-		460,000	920,000	-	-	920,000
Balance—December 31, 2017	1,698,752	$ 2,232,623	162,500	$ 650,000	460,000	$ 920,000	$ -	$ (3,781,899)	20,723
Net income/(loss)	-	-	-	-	-	-	-	(1,370,684)	(1,370,684)
Conversion debt to equity	343,499	210,003	-	-	-	-	(60,001)	-	150,003
Sharebased compensation	256,503	142,144	-	-	-	-	-	-	142,144
Balance—December 31, 2018	2,298,754	$ 2,584,770	162,500	$ 650,000	460,000	$ 920,000	$ (60,001)	$ (5,152,583)	$ (1,057,814)

See accompanying notes to financial statements.

THOUGHTFULL TOYS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2018	2017
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,370,684)	$ (828,511)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	55,860	41,639
Amortization of intangibles	351	11,850
Sharebased compensation expense	142,144	
Bad debt expense	3,706	30,976
Changes in operating assets and liabilities:		
Accounts receivable	16,677	(92,025)
Inventory	5,285	218,167
Prepaid expenses and other current assets	74,189	(82,138)
Accounts payable and accrued expenses	(138,766)	(257,879)
Credit Cards	14,587	9,399
Other current liabilities	(81,710)	138,898
Net cash provided/(used) by operating activities	**(1,278,360)**	**(809,623)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(149,872)	(10,120)
Sale of property and equipment	-	-
Purchases of intangible assets	-	-
Net cash provided/(used) in investing activities	**(149,872)**	**(10,120)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	1,455,439	15,600
Issuance of Common Shares	-	-
Issuance of Preferred Shares Series Seed-1	-	-
Issuance of Preferred Shares Series Seed-2	-	920,000
Net cash provided/(used) by financing activities	**1,455,439**	**935,600**
Change in cash	27,206	115,857
Cash—beginning of year	276,920	161,063
Cash—end of year	**$ 304,126**	**$ 276,920**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 57,370	$ 26,864
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ (121,287)	$ -

See accompanying notes to financial statements.

THOUGHTFULL TOYS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2018 AND DECEMBER 31, 2017

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Thoughtfull Toys, Inc. was formed on March 12, 2013 in the state of California. The financial statements of Thoughtfull Toys, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

Thoughtfull Toys, Inc. is the creator of Modarri toy cars and monster trucks, a highly innovative, durable and engaging toy vehicle founded by David Silverglate, Trevor Hite and Brian Gulassa who set out to make the "Ultimate Toy Car" that they dreamed of as kids. With a design that combines the ability to design, build and drive, our mission is to enrich kids' lives by making toys that encourage them to explore more through creative, hands-on, open-ended play.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Tooling	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Thoughtfull Toys, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2018	2017
Raw Materials	$ -	$ -
Work in Process	-	-
Finished Goods	322,686	327,971
Total Inventories	**$ 322,686**	**$ 327,971**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2018	2017
Raw Materials	$ -	$ -
Work in Process	-	-
Finished Goods	322,686	327,971
Total Inventories	**$ 322,686**	**$ 327,971**

As of Year Ended December 31,	2018	2017
Prepaid Expenses and Other Current Assets consist of:		
Prepaid inventory	$ 140,785	$ 116,872
Prepaid expenses	40,489	70,241
	-	68,350
Total Prepaids Expenses and Other Current Assets	**$ 181,274**	**$ 255,463**

As of Year Ended December 31,	2018	2017
Other Assets consist of:		
Security deposits	$ 3,668	$ 3,348
Total Other Assets	**$ 3,668**	**$ 3,348**

As of Year Ended December 31,	2018	2017
Other Current Liabilities consist of:		
Tooling payable	$ 95,986	$ 77,498
Accrued payables	51,460	38,283
Interest payable	29,034	20,277
Customer Deposits	-	125,495
Other	7,435	4,072
Total Other Current Liabilities	**$ 183,915**	**$ 265,625**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2018	2017
Equipment	$ 30,643	$ 12,771
Tooling	409,910	277,910
Property and Equipment, at Cost	440,553	290,681
Accumulated depreciation	(156,757)	(100,897)
Property and Equipment, Net	$ 283,796	$ 189,784

Depreciation expense for property and equipment for the fiscal year ended December 31, 2018 totaled $1,755.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2018 consisted of 2,298,754 shares. All shares were issued and outstanding with total cash raised of $2,221,125.15.

During fiscal year 2018, the Company converted notes payable of $121,287 and accrued interest of $28,713 along with broker fee of $60,001 into 600,002 shares.

Preferred Stock – Series Seed 1 and Series Seed 2

The Company's authorized share capital as of December 31, 2018 consisted of 162,500 shares designated as preferred stock – series seed 1 and 460,000 shares designated as preferred stock – series seed 2 with cash raised $650,000 and $920,000 respectively.

Preferred shares have a liquidation preference equivalent to one time the original purchase price plus declared but unpaid dividends on each share. Each preferred share is convertible into one share of common stock, subject to proportional adjustments for stock splits and stock dividends, at any time at the option of preferred shareholder. Preferred shareholders vote together with common stock shareholders on all matters on an as-converted basis.

7.   DEBT

Promissory Notes

During fiscal year 2014, the Company entered into a $500,000 Promissory Note Agreement with David Silvergate, CEO. The interest rate is 4% per annum. The unpaid principal and accrued interest matures on June 30, 2020. During fiscal year 2017, the Company entered into an additional $15,600 notes under the same terms. As of December 2017, the outstanding balance was $515,600. The entire balance was classified as non-current. The related interest expense was $26,864.

During fiscal year 2018, the Company entered into an additional $1,445,000 notes with certain shareholders. The interest rate is 5% per annum. The unpaid principal and accrued interest mature on April 25, 2020. As of December 2018, the outstanding balance was $1,849,752. The entire balance was classified as non-current. The related interest expense was $57,370.

During fiscal year 2018, the notes of $121,287 and related accrued interest of $28,713 were converted into common shares. In addition, the Company issued shares to the broker as part of equity issuance costs of $60,000. As a result of transaction, a total of 600,002 common shares were issued to the lenders and the broker.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2018 and December 31, 2017 consists of the following:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (151,892)	$ 110,685
Valuation Allowance	151,892	(110,685)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2018, and December 31, 2017 are as follows:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (957,461)	$ (573,941)
Valuation Allowance	957,461	573,941
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2018, the Company had federal net operating loss ("NOL") carryforwards of approximately $673,817 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $283,645, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9. SHAREBASED COMPENSATION

During 2018, the Company authorized the 2018 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,760,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2018, 1,760,000 shares are still available to be issued under the Plan.

Stock Options
In 2018, the Company granted 256,503 stock options under the Plan to various employees with a total grant date fair value of approximately $146,917. The granted options had an exercise price of $0.35, expire in ten years, and ranged from immediate vesting, to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2017	-	$	-	-
Granted	256,503	$	0.35	9.13
Execised	-	$	-	-
Expired/Cancelled	-	$	0.35	-
Outstanding at December 31, 2018	256,503	$	0.35	9.13
Exercisable Options at December 31, 2018	248,170	$	0.35	9.13

Stock option expense for the years ended December 31, 2018 was $142,144. The unrecognized stock option expense is $4,733.

10. RELATED PARTY

During 2014, the Company entered into a note payable agreement with CEO. Refer to Debt footnote for more information. The note was subsequently cancelled in exchange for shares.

During 2017, the Company entered into a note payable agreement with certain shareholders. Refer to Debt footnote for more information. The note was subsequently cancelled in exchange for shares.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2018, are as follows:

As of Year Ended December 31, 2018	
2019	$ 19,332
2020	20,100
2021	-
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 39,432**

Rent expense for the fiscal years 2018 and 2017 was $42,955 and $33,746, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 14, 2020, the date the financial statements were available to be issued.

On April 1, 2019 the Company granted 76,835 stock options with exercise price of $0.35, expiration in ten years and with no vesting schedule.

On June 10, 2019, the CEO loan was cancelled in exchange for shares of Common Stock.

Beginning on June 10, 2019 and ending on June 14, 2019, the Company entered into a series of convertible promissory notes, aggregating to $550,000 (the "2019 Bridge Financing"). As a part of this financing, each noteholder was also issued a Warrant to purchase shares of the type of stock sold in the "next financing" (which "next financing stock" ultimately became the Series Seed-3 Preferred Stock).

These Series Seed-3 Warrants now represent 123,688 shares of Series Seed-3 Preferred Stock, with an exercise price of $0.667 and a 7-year term. All of the Notes (and accrued interest) were subsequently converted into shares of Series Seed-3 Preferred Stock. The Series Seed-3 Warrants remain outstanding.

The Company entered into a Series Seed-3 Preferred Stock Financing, beginning on Nov. 5, 2019 and ending on Nov. 14, 2019. Pursuant to this financing, the Company sold 899,553 shares of Series Seed-3 Preferred Stock to investors, at a price per share of $0.667, for an aggregate total of $600,001.92 of new money. Each of these "new money investors" were also issued a warrant to purchase shares of Common Stock, collectively totaling 179,912 shares of Common Stock, at an exercise price of $0.35 per share, 5-year term. These Common Warrants remain outstanding. On Nov. 8, 2019 – all of the (i) previously outstanding convertible promissory notes from the 2018 Bridge Financing and (ii) previously outstanding convertible promissory notes from the 2019 Bridge Financing, were cancelled and converted (along with all accrued interest thereunder) to 4,505,292 shares of Series Seed-3 Preferred Stock.

On December 6, 2019, the company entered a loan agreement with Santa Cruz Bank in the amount of $300,000. The loan has an interest rate of 9% and matures after 12 months on December 6, 2020.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has a stockholder's deficit of $1,057,814 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Thoughtful Toys Main Video

Mix & Match Building Systems

Modular Vehicles

Durable Foam Track

Pro Drifting

Durability

Retained Hex Screws

Modarri Mix&Match Building System

Thoughtful Toys Founder Interviews Video

David Silverglate:
Our mission at Thoughtful Toys is to inspire kids to explore more. Modarri cars have a lot going for them.

Trevor Hite:
We wanted to make toys that were durable and that they had lots of play value. Kids design their own toys, and once you design it, you go play with it, but then you can go back and redesign it very quickly and turn it into a whole new thing and you can do that over and over and over again.

Brian Gulassa:
So when kids are playing with these, they can pick those modules apart and actually understand how the mechanics are working. This is not a toy. It's a real authentic, miniature automobile.



This offering is not live or open to the public at this moment.

Thoughtfull Toys Inc

Inspiring Kids to Explore More



Modarri

Website · Santa Cruz, CA · CONSUMER PRODUCTS · E-COMMERCE

$0.00 raised

0 Investors	Days Left
% Equity Offered	$5.44M Valuation
Equity Offering Type	$250.04 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

ThoughtFull Toys Inc. creates engaging, durable toy cars and trucks that get kids off their devices and into hands-on, creative play.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Founder, David Silverglate, started ThoughtFull Toys after his previous company had a successful exit. His invention, the Oball Brand, has sold tens of millions of units and investors have made significant returns.
- With over 70 years of combined toy experience, knowledge of the toy industry, we recognize pain points relevant to the 2020s, we know how to invent and ramp up great products and experiences, and we envision being a major 21st century entertainment company.
- We have been validated by the largest, toughest buyer in the toy world, Walmart, and now have access to millions of customers across over 1,200 Walmart stores. We are currently in over 500 other stores nationally.

“A positive disruption in the toy vehicle

OUR STORY

A true love for toys

ThoughtFull Toys Inc. was founded in Santa Cruz, CA by three dads. With over 70 collective years of experience in the toy industry, our dream was to create the “Ultimate Toy Cars” we never had as kids. Our mission is to create toys that enrich children’s lives through creative, open-ended play. We have two brands of beautiful, fun, durable toy cars and trucks: Modarri and Enduro.

Modarri has interchangeable parts that can be built, driven and rebuilt into new designs for hours of fun. The Enduro is made of ultra-durable, sustainable materials including aluminum, steel, natural rubber, wood, recycled plastic and real leather seats. Both Modarri and Enduro are amazing to drive!





Too much screen time!

These days, children are spending increasingly more mindless time on iPads and other electronic devices and less time playing with real toys that foster imagination, creativity, problem solving and fine motor skills. Parents want to see their kids engaged with toys for hours, not glued to a screen.



THE SOLUTION

A toy that keeps children actively engaged

ThoughtFull Toys Inc. creates toys that kids can enjoy playing with for hours, whether by themselves or with friends. With a modular building system, our collectible Modarri vehicles allow for open-ended, hands-on creative play that sparks imagination. With stackable parts and a hex screwdriver to secure them, kids can design, build and drive their own miniature toy car or monster truck easily and within minutes, without the help of a parent.

We believe that hands-on, open-ended creative play is the best way to incite curiosity, encourage exploration, and inspire lifelong learning; this is the fundamental drive of our business.



THE MARKET

A multibillion-dollar market and growing

- The US toy market stands at $28B (2018)
- The global toy market was $90B (2018) and saw a 17% growth over the last 5 years

Growth of the global toy market: (statista)



OUR TRACTION

$1.3M in revenue and an ever-growing popularity among consumers and retailers

Modarri has quickly become the most-used and best-loved toy among households that purchase them. With the new addition of our online garage and custom car configurator, kids now have the opportunity to join a community of young "drivers" for a fun and interactive experience that includes virtual car design, collecting and sharing. After years of growth for the company and product line, we're on track to reach profitability.

Kickstarter success as a proof of concept



Modarri can be found in Barnes & Noble, Ace Hardware stores, Bed, Bath & Beyond, Scheels, Home Depot, MMP Living, and just started selling at over 1,200 Walmart stores:

- We've grown from under 500 stores in 2018 to 1,800 today.
- Our community has grown to 55,000 Facebook followers and 5,000 Instagram followers.
- In April 2020, subscriptions to our online car-building experience are set to begin



"Why haven't I seen this before?"

Why haven't I seen this before!

-David Addison

Senior Toy Buyer, Walmart

Before he made the commitment to place Modarri on 1,266 store shelves

---

We have also received countless positive reviews from satisfied parents:

Super play value! Kids will get addicted to creativity and play.
-Alexa S.

My 7-year-old daughter loves her Modarri car. Looking forward to getting her a few more so she can mix and match parts. The build quality is top notch, and the suspension/ steering is technically fascinating even to the most hardcore car guy. Can't go wrong with this toy!
-Thomas I.

Amazing toy cars, they are so much fun and the possibilities of new car designs are endless.
-Nicki H.

These cars are a big hit in our home. Both my son and I love them.
-Joshua C.

Modarri is the BEST!!! Products are outstanding and they are a compassionate, giving, thoughtful and generous organization! Our six-year-old shouts it from the rooftops that he loves his Modarri cars!!!!! We, as parents, do too!!!
-Cynthia J.

WHAT WE DO

We give kids the materials for endless creative play

Modarri's mix & match, modular construction system currently includes cars, monster trucks, tracks and accessories. The tracks for our Modarri cars are built using interlocking durable EVA foam, which allows for endless reconfiguration.

Our performance PRO line of cars is thoughtfully crafted with precision steering, real suspension, and finished with auto paint. Our value TURBO line, created for younger drivers (3+), is built for distance and speed rolling. With interchangeable parts across both lines, kids can mix & match, even trade with friends or siblings to create endless combinations. All Modarri vehicles come with a Unique Modarri License Plate that allows a physical vehicle to be registered online and an identical digital "twin" vehicle appears in the Modarri Virtual Garage for further play and contests. An online Modarri Configurator allows for online mix & match play that can also be stored in the Modarri Virtual Garage.


Physical Products
Value Line: TURBO & Monster Truck
Performance Line: PRO & Track
Digital Experiences
Free Design Tools, Digital Twins,
Share Online, Collect & Purchase
DESIGN
PLAY
SHARE & COLLECT DESIGNS
Individual License Plate on Physical Car ties to Digital Car in Virtual Garage


MIX & MATCH PIECES
SUPER QUICK ASSEMBLY
RETAINED SCREWS
TWO LEVELS OF DRIVING



RECOMMENDED for PRECISION DRIVING
AGES: 5+
RECOMMENDED for SPEED and DISTANCE
AGES: 3+

THE BUSINESS MODEL

Growing Mass Market and Online Sales

We see our revenues growing rapidly due to our new Walmart placement, our other mass market accounts, an expanded online presence and our sales pipeline.

Currently our revenues are based on physical toy sales. Digital community and digital asset sales will become more attractive with our expected community growth from registering Modarri license plates online. We see 2020 and 2021 as analogous to Netflix selling physical DVDs, with 2022 and beyond as similar to when they began digital streaming.



Walmart
Save money. Live better.

HOW WE ARE DIFFERENT

Collectible, customizable and designed to last

At Thoughtfull Toys, we put thought into the toys we create. Our Modarri cars are designed to be easily buildable yet durable.



Modarri

Our Enduro car and truck collection is nostalgic and often reminds parents and grandparents of the toys they kept and passed down. They are built to be tough and are constructed of sustainable materials: aluminum, natural rubber, recycled plastic, leather and wood.

Both of our vehicle collections are designed to stand the test of time so that kids can one day pass their collection on to the next generation.



Enduro



Become an entertainment company that provides unified seamless toy experiences bridging the physical and digital worlds

Characters - Add drivers/characters to go into the cars

Robots - Configurable robots that you can customize and "hybridize" with new Characters

Planes and Rockets - Reconfigurable air and space vehicles that include the Modarri retained hex screw technology

Structures - Buildings, bridges, and scenes, launch pads and moon bases

Electronic Vehicles - RC cars and trucks, cell phone controlled vehicles, programmable and other electronic modules for the Modarri Platform

3D printing - Classes to learn CAD and 3D printing with an engaging product, allowing full customization and build

Digital Community - Engagement with our customers and community online including our Modarri Configurator, Modarri Virtual Garage, digital contests plus adult and kid collectors.

Racing & Adventures - Online racing and activities with virtual cars to race with friends and others in the Modarri Community

Theme Parks - Design and drive around the park in a kid size Modarri car

The image below reflects Modarri Drivers to go in the physical cars and also digital characters that are in the Company's plan, actual product does not exist at the moment.



OUR TEAM

Passionate and creative with a history of success

ThoughtFull Toys Inc. was founded by three dads with over 70 years of experience in the toy industry:

David Silverglate, our chief executive officer, is an industry veteran who has invented a handful of the bestselling toys worldwide, including Oball, Woosh Ring,

Skyblasters, and more. Before founding ThoughtFull Toys, his previous company, Rhino Toys, had a successful exit. His invention, the Oball brand, has sold over tens of millions of units, enticing many of his investors to reinvest in Thoughtfull Toys.

Trevor Hite, our chief operations officer, is a master builder and operations specialist with over 20 years' experience building roller coasters and unique products. As a father of five, he keeps the creative team on track for success.

Brian Gulassa, our chief design officer, has designed over 300 toys for companies like Hasbro, LeapFrog, Green Toys, Rhino Toys and Wild Planet. As an expert in his field, he has been teaching advanced design courses at California College of the Arts for 15+ years.

Together with the rest of our team, we have the knowledge and roadmap to get us exactly where we aim to be!

WHY INVEST

Popular and highly beneficial families and children

If you're looking to make a investment that benefits families and children and offsets the huge cultural impact of screen time, then ThoughtFull Toys is your clear choice.





THOUGHTFULL TOYS INC. Incorporates

The Three Dads start ThoughtFull Toys with a mission to "Inspire Kids to Explore More"

March 2013

MODARRI CARS Launches on KICKSTARTER

$69,349 raised with 956 backers

January 2014

1st Shipment of MODARRI CARS

Shipped product in time for the 2014 Holiday Season

October 2014

BARNES & NOBLE

First Shipment of Modarri PRO Cars to Barnes & Noble

April 2015

ENDURO Launches on KickStarter

$84,890 raised with 1,044 backers.

February 2017

UNIVERSAL STUDIOS

1st Shipment of Custom Modarri Cars at Fast & Furious, Jurassic Park, Transformers and Spiderman

April 2017

MODARRI TRACKS

1st Shipment of Modarri Tracks

June 2018

20X Community Growth

Facebook & Instagram each passed 50K Followers

December 2019

WALMART

1st Shipment to Walmart of TURBO Monster Trucks & Speedsters

December 2019

Start Engine Launch

ThoughtFull Toys Inc Launches on Start Engine!

February 2020

TURBO @ New York Toy Fair (ANTICIPATED)

Presenting the Modarri Turbo Line for the First Time at the Biggest Toy Show in the USA

February 2020

ASTRA Toy Show (ANTICIPATED)

Presenting the Modarri TURBO & PRO lines at American Specialty Retailers Association's Annual Show

May 2020

In the Press



STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0838582 3543394

THOUGHTFULL TOYS, INC.

FILED
Secretary of State
State of California

FEB 10 2020

AMENDED AND RESTATED ARTICLES OF INCORPORATION

David Silverglate hereby certifies that:

1. He is the President and Secretary, respectively, of Thoughtfull Toys, Inc., a California corporation (the "***Corporation***").

2. The Articles of Incorporation of this Corporation, as amended to the date of the filing of this certificate, including amendments set forth herein but not separately filed (and with the omissions required by Section 910 of the General Corporation Law of California (the "***GCL***")), are restated in their entirety as set forth in Exhibit "1" attached hereto and made a part hereof by this reference.

3. The Amended and Restated Articles of Incorporation set forth herein (the "***Restated Articles***") have been duly approved by the Board of Directors.

4. The amendments to the Articles of Incorporation included in the Restated Articles set forth herein (other than omissions required by Section 910 of the GCL) have been duly approved by the required vote of the shareholders of the Corporation in accordance with Sections 902 and 903 of the GCL. The corporation has two classes of stock, and the total number of outstanding shares of the Corporation is 3,565,739 shares of Common Stock and 6,027,345 shares of Preferred Stock, consisting of 162,500 shares of Series Seed-1 Preferred Stock, 460,000 shares of Series Seed-2 Preferred Stock and 5,404,845 shares of Series Seed-3 Preferred Stock. The number of shares voting in favor of the Restated Articles set forth herein equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%) of the outstanding shares of Common Stock, more than fifty percent (50%) of the outstanding shares of Series Seed-1 Preferred Stock, more than fifty percent (50%) of the outstanding shares of Series Seed-2 Preferred Stock, and more than fifty percent (50%) of the outstanding shares of Series Seed-3 Preferred Stock.

He further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge.

Dated: February 10, 2020



David Silverglate
CEO, President, Secretary, Treasurer

A0838582

AMENDED AND RESTATED ARTICLES OF INCORPORATION
THOUGHTFULL TOYS, INC.

ARTICLE I: NAME

The name of the corporation is Thoughtfull Toys, Inc.

ARTICLE II: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California (the "*GCL*") other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the GCL.

ARTICLE III: AUTHORIZED CAPITAL

This corporation is authorized to issue two (2) classes of shares, designated "*Common Stock*" and "*Preferred Stock*," respectively, both of which shall have no par value. The total number of shares of Common Stock authorized to be issued is Twenty Million (20,000,000) shares. The total number of shares of Preferred Stock authorized to be issued is Eight Million Eight Hundred Forty-Two Thousand, Five Hundred (8,842,500) shares, One Hundred Sixty-Two Thousand Five Hundred (162,500) of which are designated as "*Series Seed-1 Preferred Stock*", Four Hundred Sixty Thousand (460,000) of which are designated as "*Series Seed-2 Preferred Stock*", Five Million Six Hundred Thousand (5,600,000) of which are designated as "*Series Seed-3 Preferred Stock*", and Two Million Six Hundred Twenty Thousand (2,620,000) of which are designated as "*Series Seed-NV Non-Voting Preferred Stock*".

ARTICLE IV: RIGHTS, PREFERENCES, PRIVILEGES, AND RESTRICTIONS OF CAPITAL STOCK

The rights, preferences, privileges and restrictions granted to and imposed on the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Stock, and the Common Stock are as follows:

1. **Definitions.** For purposes of this Article IV, the following definitions apply:

    1.1   "*Board*" shall mean the Board of Directors of the Corporation.

    1.2   "*Corporation*" shall mean this corporation.

    1.3   "*Common Stock*" shall mean the Common Stock, no par value, of the Corporation.

    1.4   "*Common Stock Dividend*" shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

    1.5   "*Dividend Rate*" shall mean Thirty-Two Cents ($0.32) per share per annum for the Series Seed-1 Preferred Stock, Sixteen Cents ($0.16) per share per annum for the

Series Seed-2 Preferred Stock, Five Cents ($0.05) per share per annum for the Series Seed-3 Preferred Stock, and Three and Eight-Tenths Cents ($0.038) per share per annum for the Series Seed-NV Non-Voting Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like, with respect to each such series of Preferred Stock).

1.6   [intentionally omitted]

1.7   *"Original Issue Date"* shall mean (i) the date on which the first share of Series Seed-1 Preferred Stock is issued by the Corporation for the Series Seed-1 Preferred Stock; (ii) the date on which the first share of Series Seed-2 Preferred Stock is issued by the Corporation for the Series Seed-2 Preferred Stock; (iii) the date on which the first share of Series Seed-3 Preferred Stock is issued by the Corporation for the Series Seed-3 Preferred Stock; and (iv) the date on which the first share of Series Seed-NV Non-Voting Preferred Stock is issued by the Corporation for the Series Seed-NV Non-Voting Preferred Stock.

1.8   *"Original Issue Price"* shall mean Four Dollars ($4.00) per share for the Series Seed-1 Preferred Stock, Two Dollars ($2.00) per share for the Series Seed-2 Preferred Stock, Sixty-Six and Seven-Tenths Cents ($0.667) per share for the Series Seed-3 Preferred Stock, and Forty-Seven Cents ($0.47) per share for the Series Seed-NV Non-Voting Preferred Stock. Each Original Issue Price shall be as adjusted for any stock splits, stock dividends, recapitalizations or the like, with respect to such series of Preferred Stock; *provided however* that such price shall not be as so adjusted for the purposes of Section 6.3 below regarding the calculation of the conversion ratio of the Preferred Stock.

1.9   *"Permitted Repurchases"* shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a Subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares.

1.10   *"Preferred Stock"* shall mean the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock and the Series Seed-NV Preferred Stock, collectively.

1.11   *"Series Seed-1 Preferred Stock"* shall mean the Series Seed-1 Preferred Stock, no par value, of the Corporation.

1.12   *"Series Seed-2 Preferred Stock"* shall mean the Series Seed-2 Preferred Stock, no par value, of the Corporation.

1.13   *"Series Seed-3 Preferred Stock"* shall mean the Series Seed-3 Preferred Stock, no par value, of the Corporation.

1.14   *"Series Seed-NV Preferred Stock"* shall mean the Series Seed-NV Non-Voting Preferred Stock, no par value, of the Corporation.

1.15 *"Subsidiary"* shall mean any corporation of which at least fifty percent (50%) of the outstanding voting stock is at the time owned directly or indirectly by the Corporation or by one or more of such subsidiary corporations.

2. Dividend Rights.

2.1 Preferred Stock. Dividends on the Preferred Stock shall not be mandatory or cumulative, and no rights or interest shall accrue to the holders of the Preferred Stock by reason of the fact that the Corporation shall fail to declare or pay dividends on the Preferred Stock in the amount of the respective annual Dividend Rate for each such series or in any other amount in any calendar year or any fiscal year of the Corporation, whether or not the earnings of the Corporation in any calendar year or fiscal year were sufficient to pay such dividends in whole or in part.

2.2 Series Seed-3 Preferred Stock. The holders of the then outstanding shares of Series Seed-3 Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, non-cumulative dividends at the annual Dividend Rate for the Series Seed-3 Preferred Stock, prior and in preference to the payment of any dividend on any other series of Preferred Stock and the Common Stock (other than a Common Stock Dividend).

2.3 Series Seed-2 Preferred Stock. Subject to the prior dividend rights of the Series Seed-3 Preferred Stock set forth herein, in each calendar year, the holders of the then outstanding Series Seed-2 Preferred Stock shall be entitled to receive when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, noncumulative dividends at the annual Dividend Rate for the each such series of the Series Seed-2 Preferred Stock, prior and in preference to the payment of any dividends on the Series Seed-1 Preferred Stock, Series Seed-NV Preferred Stock, and the Common Stock in such calendar year (other than a Common Stock Dividend). Payments of any dividends to the holders of each such series of the Series Seed-2 Preferred Stock shall be paid pro rata, on an equal priority, pari passu basis according to their respective dividend preferences as set forth herein.

2.4 Series Seed-1 Preferred Stock. Subject to the prior dividend rights of the Series Seed-3 Preferred Stock and Series Seed-2 Preferred Stock set forth herein, in each calendar year, the holders of the then outstanding Series Seed-1 Preferred Stock shall be entitled to receive when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, noncumulative dividends at the annual Dividend Rate for the each such series of the Series Seed-1 Preferred Stock, prior and in preference to the payment of any dividends on the Series Seed-NV Preferred Stock and the Common Stock in such calendar year (other than a Common Stock Dividend). Payments of any dividends to the holders of each such series of the Series Seed-1 Preferred Stock shall be paid pro rata, on an equal priority, pari passu basis according to their respective dividend preferences as set forth herein.

2.5 Series Seed-NV Preferred Stock. Subject to the prior dividend rights of the Series Seed-3 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-1 Preferred Stock set forth herein, in each calendar year, the holders of the then outstanding Series Seed-NV Preferred Stock shall be entitled to receive when, as and if declared by the Board, out of any funds and assets of the Corporation legally available therefor, noncumulative dividends at the annual Dividend Rate for the each such series of the Series Seed-NV Preferred Stock, prior and in preference to the payment of any dividends on the Common Stock in such calendar year (other than a Common Stock Dividend). Payments of any dividends to the holders of each such series of the Series A-3 Preferred Stock shall be paid pro rata, on an equal priority, pari passu basis according to their respective dividend preferences as set forth herein

2.6   No Participation Rights. If, after dividends in the full preferential amounts specified in this Section 2 for the Preferred Stock have been paid or declared and set apart in any calendar year of the Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared solely on the Common Stock.

2.7   Non-Cash Dividends. Whenever a dividend provided for in this Section 2 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

3.   Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets that may be legally distributed to the Corporation's shareholders (the *"Available Funds and Assets"*) shall be distributed to shareholders in the following manner:

3.1   Series Seed-3 Preferred Stock. The holder of each share of Series Seed-3 Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution setting apart of any payment or distribution of any Available Funds and Assets on Shares of Series Seed-2 Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-NV Preferred Stock or Common Stock), an amount per share equal to the Original Issue Price of the Series Seed-3 Preferred Stock plus all declared and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Series Seed-3 Preferred Stock with respect to such liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of the Corporation, the Available Funds and Assets to be distributed to the holders of the Series Seed-3 Preferred Stock shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the Available Funds and Assets shall be distributed among the holders of the then outstanding Series Seed-3 Preferred Stock pro rata according to the number of outstanding shares of Series Seed-3 Preferred Stock held by each holder thereof.

3.2   Series Seed-2 Preferred Stock. Subject to payment in full of the liquidation preference of the Series Seed-3 Preferred Stock as provided above, the holder of each share of Series Seed-2 Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets (and prior and in preference to any payment or distribution setting apart of any payment or distribution of any Available Funds and Assets on Shares of Series Seed-1 Preferred Stock, Series Seed-NV Preferred Stock or Common Stock), an amount per share equal to the Original Issue Price of the Series Seed-2 Preferred Stock plus all declared and unpaid dividends thereon, to and including the date full payment of such amount shall be tendered to the holders of the Series Seed-2 Preferred Stock with respect to such liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of the Corporation (and after payment in full of the preferential amount specified for the Series Seed-3 Preferred Stock in subsection 3.1), the Available Funds and Assets to be distributed to the holders of the Series Seed-2 Preferred Stock shall be insufficient to permit the payment to such shareholders of their full preferential amount described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series Seed-2 Preferred Stock pro rata according to the number of outstanding shares of Series Seed-2 Preferred Stock held by each holder thereof.

A0838582

3.3   Series Seed-1 Preferred Stock. Subject to payment in full of the liquidation preference of the Series Seed-3 Preferred Stock and Series Seed-2 Preferred Stock as provided in subsections 3.1 and 3.2 above, the holders of each share of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any Shares of Series Seed-NV Preferred Stock or Common Stock, an amount per share equal to the Original Issue Price of the Series Seed-1 Preferred Stock plus all declared but unpaid dividends on the Series Seed-1 Preferred Stock. If upon any liquidation, dissolution or winding up of the Corporation, and after payment in full of the preferential amount specified for the Series Seed-3 Preferred Stock and Series Seed-2 Preferred Stock, in subsections 3.1 and 3.2 above, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series Seed-1 Preferred Stock of their full preferential amount described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series Seed-1 Preferred Stock pro rata, according to the number of outstanding shares of Series Seed-1 Preferred Stock held by each holder thereof.

3.4   Series Seed-NV Preferred Stock. Subject to payment in full of the liquidation preference of the Series Seed-3 Preferred Stock, the Series Seed-2 Preferred Stock and the Series Seed-1 Preferred Stock, as provided in subsections 3.1, 3.2 and 3.3 above, the holders of each share of Series Seed-NV Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on shares of Common Stock, an amount per share equal to the Original Issue Price of the Series Seed-NV Preferred Stock plus all declared but unpaid dividends on the Series Seed-NV Preferred Stock. If upon any liquidation, dissolution or winding up of the Corporation, and after payment in full of the preferential amount specified for the Series Seed-3 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-1 Preferred Stock in subsections 3.1, 3.2 and 3.3 above, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series Seed-NV Preferred Stock of their full preferential amount described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series Seed-NV Preferred Stock pro rata, according to the number of outstanding shares of Series Seed-NV Preferred Stock held by each holder thereof.

3.4   Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Preferred Stock of their full preferential amounts described above in this Section 3, then all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

3.5   Deemed Liquidation Events. Unless otherwise approved by vote of the holders of at least a majority of the voting shares of the Preferred Stock (voting as a single class on an as-converted basis), each of the following transactions shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms are used in this Section 3 (a "*Deemed Liquidation Event*"):

A.   the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock primarily for bona fide capital raising purpose) in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such transaction or series of related transactions, excluding: (a) any such transaction or series of related transactions involving the Corporation or a subsidiary in which the holders of outstanding shares representing a majority of the voting power of the Corporation immediately prior to such merger or consolidation shall, solely by virtue of the securities issued as part of such event, continue to hold outstanding securities that represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; and (b) a transaction effected solely for the purpose of changing the Corporation's jurisdiction of incorporation; or

      B. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets or intellectual property of the Corporation and its Subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned Subsidiaries of the Corporation; or

      C. any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that Deemed Liquidation Event shall not include (i) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof, or (ii) a sale by the Corporation of shares of its capital stock in a Qualified IPO (as defined in Section 6.2 below).

     3.6 Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined by the Board of Directors in good faith, except that any securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

     (a) The method of valuation of securities not subject to investment representation letter or other similar restrictions on free marketability shall be as follows:

     (i) unless otherwise specified in a definitive agreement for the acquisition of the Corporation, if the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) calendar day period ending three (3) trading days prior to the distribution; and

     (ii) if (i) above does not apply but the securities are actively traded over-the-counter, then, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, the value shall be deemed to be the average of the closing bid prices over the thirty (30) day period ending three (3) days prior to the distribution; and

(iii)   if there is no active public market as described in clauses (i) or (ii) above, then the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b)   The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (a)(i),(ii) or (iii) of this subsection to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

3.7   Treatment of Preferred Stock. Notwithstanding the foregoing, and solely for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Deemed Liquidation Event, at the closing of any Deemed Liquidation Event with respect to which amounts are to be legally distributed to the Corporation's stockholders and at each date after such closing on which additional amounts (such as earn-out payments, escrow amounts or other contingent payments) are to be legally distributed to the Corporation's stockholders as a result of such Deemed Liquidation Event (each, a "*Payment Date*"), each holder of Preferred Stock shall be entitled to be paid, out of the available funds and assets, on such Payment Date an amount for each share of Preferred Stock held upon the closing of such Deemed Liquidation Event equal to: (A) the greater of the amount of cash, securities and other property to which such holder would have been entitled (after taking into account the operation of this Section 3.6 with respect to all series of Preferred Stock and treating the distributions to the Corporation's stockholders made upon such Payment Date and all prior Payment Dates as having been made simultaneously upon the closing of the Deemed Liquidation Event): (x) pursuant to Sections 3.1 and 3.2 above, or (y) if all shares of Preferred Stock had converted to Common Stock as of immediately prior to the closing of such Deemed Liquidation Event; reduced by (B) the amount per share paid in the aggregate to such holder with respect to such holder's Preferred Stock on all prior Payment Dates; *provided, however,* that the fair market value of any non-cash consideration that may be distributed to the Corporation's stockholders on each Payment Date shall be determined at the date of the closing of the Deemed Liquidation Event in accordance with Section 3.5, unless otherwise specified in the definitive agreement for the Deemed Liquidation Event.

4.   Redemption Rights. The Preferred Stock shall be nonredeemable

5.   Voting Rights.

5.1   Common Stock. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share thereof held.

5.2   Preferred Stock.

(a)   Voting Preferred Stock. Each holder of shares of Series Seed-3 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-1 Preferred Stock (collectively, the "*Voting Preferred Stock*") shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of such Voting Preferred Stock could be converted pursuant to the provisions of Section 6 below at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited.

(b)   Non-Voting Preferred Stock. The Series Seed-NV Non-Voting Preferred Stock shall not be entitled to vote on any matter, except as required by GCL. As to all matters for which voting by non-voting class or series is specifically required by the GCL, each outstanding share of Series Seed-NV Non-Voting Preferred Stock shall be entitled to one vote.

5.3 General. Subject to the other provisions of these Restated Articles, each holder of Voting Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote, except as may be otherwise provided by applicable law. Except as otherwise expressly provided herein or as required by law, the holders of Voting Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

6. **Conversion Rights.** The outstanding shares of Preferred Stock shall be convertible into Common Stock as follows:

6.1 Optional Conversion.

(a) At the option of the holder thereof, each share of Voting Preferred Stock shall be convertible, at any time or from time to time prior to the close of business on the business day before any date fixed for redemption of such share, into fully paid and nonassessable shares of Common Stock as provided herein.

(b) Each holder of Voting Preferred Stock who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Voting Preferred Stock or Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Voting Preferred Stock being converted. Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Voting Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If a conversion election under this subsection 6.1 is made in connection with an underwritten offering of the Corporation's securities pursuant to the Securities Act of 1933, as amended, (which underwritten offering does not cause an automatic conversion pursuant to subsection 6.2 to take place) the conversion may, at the option of the holder tendering shares of Voting Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of the Corporation's securities pursuant to such offering, in which event the holders making such elections who are entitled to receive Common Stock upon conversion of their Voting Preferred Stock shall not be deemed to have converted such shares of Voting Preferred Stock until immediately prior to the closing of such sale of the Corporation's securities in the offering.

6.2 Automatic Conversion.

(a) Each share of Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock, as provided herein: (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the aggregate public offering price (before deduction of underwriters' discounts and commissions) equals or exceeds Ten Million Dollars ($10,000,000) (a *"Qualified IPO"*); or (ii) upon the Corporation's receipt of the written consent of the holders of not less than a majority of the then outstanding shares of Voting Preferred Stock to the conversion of all then outstanding Preferred Stock under this Section 6.

(b) Upon the occurrence of any event specified in subparagraph 6.2(a) (i) or (ii) above, the outstanding shares of Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Preferred Stock or Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

6.3 <u>Conversion Price</u>. Each share of Voting Preferred Stock shall be convertible in accordance with subsection 6.1 or subsection 6.2 above, and each share of Series Seed-NV Preferred Stock shall be convertible in accordance with subsection 6.2 above; and each into the number of shares of Common Stock that results from dividing the Original Issue Price for such series of Preferred Stock by the conversion price for such series of Preferred Stock that is in effect at the time of conversion (the *"Conversion Price"*). The initial Conversion Price for each such series of Preferred Stock shall be the Original Issue Price for such series of Preferred Stock. The Conversion Price of each series of the Preferred Stock shall be subject to adjustment from time to time as provided below. Following each adjustment of the Conversion Price, such adjusted Conversion Price shall remain in effect until a further adjustment of such Conversion Price hereunder.

6.4 <u>Adjustment Upon Common Stock Event</u>. Upon the happening of a Common Stock Event (as hereinafter defined), the Conversion Price of each such series of Preferred Stock shall, simultaneously with the happening of such Common Stock Event, be adjusted by multiplying the Conversion Price of such series of Preferred Stock in effect immediately prior to such Common Stock Event by a fraction, (i) the numerator of which shall be the number of shares of Common Stock issued and outstanding immediately prior to such Common Stock Event, and (ii) the denominator of which shall be the number of shares of Common Stock issued and outstanding immediately after such Common Stock Event, and the product so obtained shall thereafter be the Conversion Price for such series of Preferred Stock. The Conversion Price for a series of Preferred Stock shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term the *"Common Stock Event"* shall mean at any time or from time to time after the Original Issue Date, (i) the issue by the Corporation of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

6.5   Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Corporation, other than an event constituting a Common Stock Event, then in each such event provision shall be made so that the holders of the Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 6 with respect to the rights of the holders of the Preferred Stock or with respect to such other securities by their terms.

6.6   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a stock dividend, reorganization, merger or consolidation provided for elsewhere in this Section 6), then in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

6.7   Reorganizations, Mergers and Consolidations. If at any time or from time to time after the Original Issue Date there is a reorganization of the Corporation (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 6) or a merger or consolidation of the Corporation with or into another corporation (except an event which is governed under subsection 3.5), then, as a part of such reorganization, merger or consolidation, provision shall be made so that the holders of the Preferred Stock thereafter shall be entitled to receive, upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of such successor corporation resulting from such reorganization, merger or consolidation, to which a holder of Common Stock deliverable upon conversion would have been entitled on such reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of the Preferred Stock after the reorganization, merger or consolidation to the end that the provisions of this Section 6 (including adjustment of the Conversion Price then in effect and number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. This subsection 6.7 shall similarly apply to successive reorganizations, mergers and consolidations. Notwithstanding anything to the contrary contained in this Section 6, if any reorganization, merger or consolidation is approved by the vote of shareholders required by Section 7 hereof, then such transaction and the rights of the holders of Preferred Stock and Common Stock pursuant to such reorganization, merger or consolidation will be governed by the documents entered into in connection with such transaction and not by the provisions of this Section 6.7.

6.8   Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price for a series of Preferred Stock, the Corporation, at its expense, shall cause its Chief Financial Officer to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of the Preferred Stock at the holder's address as shown in the Corporation's books.

6.9   Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock's fair market value as determined in good faith by the Board as of the date of conversion.

6.10   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6.11   Notices. Any notice required by the provisions of these Amended and Restated Articles of Incorporation to be given to the holders of shares of the Preferred Stock shall be deemed given upon the earlier of actual receipt or deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or delivery by a recognized express courier, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

6.12   No Impairment. The Corporation shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights, preferences and privileges of the holders of the Preferred Stock against impairment.

7.   **Restrictions and Limitations.**

7.1   Protective Provisions. So long as at least twenty-five percent (25%) of the shares of Voting Preferred Stock originally issued remain outstanding, the Corporation shall not, without the approval, by vote or written consent, of the holders of a majority of the Voting Preferred Stock then outstanding, voting as a single class on an as-converted to Common Stock basis:

(a)   alter or change the rights, preferences, privileges or restrictions of the Preferred Stock so as to materially adversely affect such Preferred Stock by amending its Amended and Restated Articles of Incorporation;

A0838582

(b)   reclassify any outstanding shares of capital stock of the Corporation into shares having rights, preferences or privileges senior to or on a parity with any series of Preferred Stock;

(c)   authorize any capital stock having rights or preferences senior to any series of Preferred Stock as to dividend rights or liquidation preferences;

(d)   increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

(e)   reorganize, consolidate or merge with or into any corporation or effect any transaction or series of related transactions if (i) such transaction or series of related transactions would result in the shareholders of the Corporation immediately prior to such transaction or series of related transactions holding less than a majority of the voting power of the surviving corporation (or its parent corporation if the surviving corporation is wholly owned by the parent corporation) of such transaction or series of related transactions (provided however this subsection shall not apply to a merger affected exclusively for the purpose of changing the domicile of the corporation); or (ii) such transaction or series of related transactions would result in any material adverse change to any of the existing rights, preferences and privileges of the outstanding Preferred Stock;

(f)   sell, convey of otherwise dispose of all or substantially all the Corporation's assets in a single transaction or series of related transactions;

(g)   liquidate or dissolve;

(h)   declare or pay any dividends (other than dividends payable solely in shares of its own Common Stock) on or declare or make any other distribution, purchase, redemption or acquisition (other than Permitted Repurchases), directly or indirectly, on account of any shares of Preferred Stock or Common Stock now or hereafter outstanding, or

(i)   amend the Corporation's Bylaws to change the authorized number of members of its Board of Directors.

ARTICLE V: MISCELLANEOUS

1.   Liability. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the GCL or any other law of the State of California is amended after approval by the shareholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL as so amended. Any repeal or modification of the foregoing provisions of this Article V by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2.   Indemnification. The corporation is authorized, to the fullest extent permissible under California law, to provide indemnification of agents (as defined in Section 317 of the GCL) through bylaw provisions, by agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the

GCL, subject only to the applicable limits on such excess indemnification set forth in Section 204 of the GCL. Unless applicable law otherwise requires, any amendment, repeal or modification of any provision of this section shall not adversely affect any contract or other right to indemnification of any agent of the corporation that existed at or prior to the time of such amendment, repeal or modification.

3. <u>No Reissuance of Preferred Stock</u>. No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

4. <u>Consent to Certain Transactions</u>. Each holder of shares of Preferred Stock shall, by virtue of its acceptance of a stock certificate evidencing Preferred Stock, be deemed to have consented to all Permitted Repurchases.

